Filed Pursuant to Rule 433

Registration Statement Nos. 333-110203 and 333-110203-03

December 12, 2007

PRICING TERM SHEET

Issuer:	BP Capital Markets p.l.c. (“BP Capital U.K.”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Floating Rate Guaranteed Extendible Notes (the “Notes”)

Total principal amount being issued:	$500,000,000

Further issuance:	The Notes are a further issuance of Floating Rate Guaranteed Extendible Notes and will have the same terms, form part of the same series and trade freely with the original $ 1,500,000,000 aggregate principal amount of notes of this series to be issued on December 18, 2007.

Denomination:	The Notes will be issued in denominations of $100,000 and integral multiples of $1,000.

Issuance Date:	December 18, 2007

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Initial Maturity Date:	January 9, 2009, or if such is not a business day, the immediately preceding business day

Final Maturity Date:	December 10, 2012, or if such is not a business day, the immediately preceding business day

Interest Rate:

The Interest Rate in effect for the first Interest Period will be the 3-month U.S. dollar London Interbank Offered Rate (“LIBOR”), as determined on December 14, 2007, plus 0.1%. Thereafter, the Interest Rate for any Interest Period will be LIBOR, as determined on the Interest Determination Date, plus the applicable Spread (as described below).

The Interest Rate for the Interest Period immediately prior to the maturity date of any Notes in respect of which the maturity is not extended on any Election Date shall be the one-month U.S. dollar London Interbank Offered Rate plus the applicable Spread for such Interest Period.

Date interest starts accruing:	December 18, 2007

Interest Payment Dates:	The 11th calendar day of each March, June, September and December, commencing on March 11, 2008, subject to the day count convention, and the applicable maturity date

First Interest Payment Date:	March 11, 2008

Spread:	The Spread for each Interest Period shall be as follows:

	For Interest Reset Dates Occurring	Spread
	From the Issuance Date to but	10 basis points
excluding December 11, 2008

	From December 11, 2008 to but	12 basis points
excluding December 11, 2009

	From December 11, 2009 to but	13 basis points
excluding December 11, 2010

	From December 11, 2010 to but	14 basis points
excluding December 11, 2011

	From December 11, 2011 to but	15 basis points
excluding December 10, 2012

Interest Reset Dates:	The 11th calendar day of each March, June, September and December, commencing on March 11, 2008, subject to the day count convention

Interest Periods:	The period beginning on, and including, an Interest Payment Date and ending on, but not including, the following Interest Payment Date; provided that the first Interest Period will begin on December 18, 2007 and will end on, but not include, the first Interest Payment Date.

Interest Determination Date:	The Interest Determination Date relating to a particular Interest Reset Date will be the second London business day preceding such Interest Reset Date.

Extension Option:	A holder of the Notes may elect to extend the Initial Maturity Date or any later maturity of all such Notes held by it or any portion thereof having a principal amount of $100,000 or any integral multiple of $1,000 in excess thereof during the Extension Notice Period (as defined below) relating to each Election Date (as defined below), so that the maturity thereof will be extended to the date occurring 366 calendar days from and including the eleventh calendar day of the next succeeding month following such Election Date. However, if that 366th calendar day is not a business day, the maturity of those Notes will be extended to the immediately preceding business day. If a holder of the Notes elects to extend the maturity of only a portion of such Notes, the principal amount of the Notes not so extended must also have a principal amount of $100,000 or any integral multiple of $1,000. If a holder of the Notes does not extend the maturity date of a Note, that holder will receive a non-extendible substitute note for any Note not so extended. A non-extendible substitute note will have the same terms as the Notes, except that it will not be extendible and will retain the then-current maturity date of the original Note. In no event will the maturity date of the Notes be extended beyond the Final Maturity Date.

Extension Notice Period:	The period from the fifth business day prior to each Election Date, until the close of business, New York City time, on the Election Date. If the Election Date is not a business day, the Extension Notice Period will be extended until the close of business, New York City time, on the first business day following the Election Date. DTC must receive any notice of election from its participants no later than 12:00 noon, New York City time, on the last business day in the Extension Notice Period for any Election Date. Each election will be revocable during each day of the Extension Notice Period until 12:00 noon, New York City time, on the last business day of the Extension Notice Period relating to the applicable Election Date, at which time such notice will become irrevocable.

Election Dates:	Election Dates will occur on the 11th calendar day of each March, June, September and December, commencing on March 11, 2008, through and including December 11, 2011.

Ranking:	The Notes are unsecured and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

Payment of additional amounts: Listing:	None payable under current law Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital U.K. nor BP can guarantee such listing will be obtained. It is currently intended that application will be made to list the non-extendible substitute notes on a stock exchange designated by the UK Inland Revenue as a “recognized stock exchange” although neither BP Capital U.K. nor BP can guarantee such listing will be obtained.

Redemption:

The notes are not redeemable, except:

•        Optional Tax Redemption: The Notes may be redeemed as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 18 of the prospectus. The provisions for optional tax redemption described therein will apply to changes in tax treatments occurring after December 18, 2007.

•        Contingent Redemption: If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the principal amount of such holder’s Notes, BP Capital U.K. may redeem, in whole or in part, the principal amount of any non-extendible substitute notes such holder receives in minimum increments of $100,000 and any multiple of $1,000 in excess thereof, at the contingent redemption price of 100.20% of the principal amount together with any unpaid interest accrued thereon up to, but excluding, the applicable redemption date.

Public offering price:	Per Note: 100%; Total: $ 500,000,000

Proceeds, before expenses, to us:	Per Note: 99.935%; Total: $ 499,675,000

Underwriters:	Goldman, Sachs & Co. ($ 250,000,000) HSBC Securities (USA) Inc. ($ 250,000,000)

CUSIP Number:	05565Q AM0; each non-extendible substitute note will have a separate CUSIP number.

ISIN:	US05565QAM06; each non-extendible substitute note will have a separate ISIN number.

Common Code:	033657722; each non-extendible substitute note will have a separate Common Code.

* * * * * * * *

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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